Exhibit 1

IncrediMail Ltd. to Change Name to Perion Network Ltd.
Common Stock expected to trade under symbol “PERI” beginning November 10, 2011

TEL-AVIV, Israel-- IncrediMail Ltd. (Nasdaq: MAIL), announced it has received stockholder support and formal approval from the Israeli Companies Registrar to change the Company's name to Perion Network Ltd. (NASDAQ: PERI) as part of a rebranding campaign to reflect its new vision and expanding product portfolio.

As it relates to trading of the Company’s common stock, the official name change will take effect at the close of business in New York today, November 9, 2011, and shares trading on the NASDAQ under the new name and symbol, PERI, are expected to commence on the opening bell tomorrow morning, November 10, 2011.

"Our new name – Perion – is derived from the English translation of the Hebrew word for “productivity” and better reflects our new corporate vision, to make the digital life of our users simpler and more enjoyable through a portfolio of easy to use productivity based applications and services,” said Josef Mandelbaum, IncrediMail’s CEO.

“IncrediMail will continue to be one of our primary brands, but following the acquisition of Smilebox and launch of PhotoJoy and Fixie, we have become much more than a one-product company.  As we continue to build out our portfolio of easy-to-use productivity tools, we want consumers to recognize our brands under the Perion umbrella which over time offers us the perfect branding platform to grow the business and earn our consumer’s trust.”

About Perion Network Ltd.
Founded in 2000, Perion Network Ltd (NASDAQ: PERI), formerly IncrediMail Ltd. is a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable. Focusing on an underserved market of second wave adapters who value their time online, Perion offers a growing portfolio of easy-to-use products. The Company’s products include: IncrediMail, an award winning e-mail product sold in over 100 countries in 10 different languages; Smilebox, a leading photo sharing product and service that lets customers quickly turn life’s moments into digital creations to share and connect with friends and family in a fun and personal way; and PhotoJoy, a photo discovery and sharing screensaver & wallpaper product. For more information on Perion Network Ltd. visit www.Perion.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact:
KCSA Strategic Communications
Rob Fink, 212-896-1206
rfink@kcsa.com